Exhibit 4.6

Amendment No. 1 to CuriosityStream Inc. 2020 Omnibus Incentive Plan

This Amendment No. 1 (“Amendment No. 1”) to that certain CuriosityStream Inc. (“Company”) 2020 Omnibus Incentive Plan, as the same may be amended from time to time (“Plan”), is effective as of June 30, 2025. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the meaning provided in the Plan.

WHEREAS, a majority of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company on June 30, 2025 approved an increase in the number of Shares subject to the Plan.

NOW THEREFORE, the Company wishes to amend the Plan in accordance with Section 11(b)(i) thereof as follows:

The number of Shares subject to the Plan recited in Section 3(a)(i) of the Plan is hereby increased by three million Shares from 7,725,000 (which number was equal to 13% (on a fully-diluted basis) of the Shares that were outstanding as of immediately following the Closing) to 10,725,000.